UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

________________

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

________________

DCT Industrial Trust Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

233153105

(CUSIP Number)

Gary M. Reiff

c/o Dividend Capital Advisors Group LLC

518 17th Street, 17th Floor

Denver, Colorado 80202

(303) 228-2200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

________________

June 10, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 233153105	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Dividend Capital Advisors Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,712,052[1]
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,712,052[1]
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,712,052[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6% [2]
14	TYPE OF REPORTING PERSON (See Instructions) OO

_________________________

[1]

Consists of common stock, par value $0.01 per share (“Common Stock”), of the Issuer that may be acquired upon redemption of units of limited partnership interest (“OP Units) in DCT Industrial Operating Partnership LP, the operating partnership of the Issuer, upon election of the holder.

[2]

The percentage amount is calculated by dividing the 4,712,052 shares of Common Stock that may be acquired upon redemption of the OP Units by 183,661,632 shares of Common Stock, which is the sum of the 4,712,052 shares of Common Stock plus 6,981,552 shares of Common Stock that may be acquired upon redemption of the OP Units transferred by the Reporting Person to certain of its members in connection with the OP Units Transfer (as defined below) plus 273,141 shares of Common Stock transferred by the Reporting Person to certain of its stakeholders in connection with the Second Common Stock Transfer (as defined below) plus the 171,694,887 shares of Common Stock outstanding as of April 30, 2008, as set forth in the Issuer’s Form 10-Q filed with the SEC on May 8, 2008.

CUSIP No. 233153105	Page 3 of 5

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amend their Schedule 13D Statement, dated August 21, 2007, as amended by Amendment No. 1, dated April 18, 2008 (as amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of DCT Industrial Trust Inc., a Maryland corporation (the “Issuer”). This Amendment No. 2 is being filed on behalf of Dividend Capital Advisors Group LLC, a Colorado limited liability company (the “Reporting Person”). The sole purpose of filing this Amendment No. 2 is to report that the Reporting Person has disposed beneficial ownership over 7,254,693 shares of Common Stock.Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 is hereby amended by adding the following:

“On May 16, 2008, May 21, 2008 and June 10, 2008, the Reporting Person transferred an aggregate of 6,981,552 of its OP Units to certain of its members, in partial redemption of, and/or as a distribution in respect of, such members’ membership interests in the Reporting Person (the “OP Units Transfer”). On June 11, 2008, the Reporting Person redeemed 273,141 of its OP Units into 273,141 shares of Common Stock and transferred such shares of Common Stock to certain of its stakeholders, in partial satisfaction of such stakeholders’ direct and/or indirect entitlement to receive net cash flows of the Reporting Person (the “Second Common Stock Transfer” and together with the OP Units Transfer, the “Beneficial Ownership Disposition”) As a result of the Beneficial Ownership Disposition, the Reporting Person beneficially owns 4,712,052 shares of Common Stock.”

Item 5. Interest in Securities of the Issuer

The first paragraph of Item 5(a)-(b) is hereby amended and restated in its entirety as follows:

“(a)-(b) The information set forth in Rows 7 through 13 of page 2 above is incorporated herein by reference. The percentage amount set forth in Row 13 of page 2 above is calculated by dividing the 4,712,052 shares of Common Stock that may be acquired upon redemption of the OP Units by 183,661,632 shares of Common Stock, which is the sum of the 4,712,052 shares of Common Stock plus 6,981,552 shares of Common Stock that may be acquired upon redemption of the OP Units transferred by the Reporting Person to certain of its members in connection with the OP Units Transfer plus 273,141 shares of Common Stock transferred by the Reporting Person to certain of its stakeholders in connection with the Second Common Stock Transfer plus the 171,694,887 shares of Common Stock outstanding as of April 30, 2008, as set forth in the Issuer’s Form 10-Q filed with the SEC on May 8, 2008. Holders of OP Units generally have the right to cause the Operating Partnership to redeem all or a portion of their OP Units for cash or, at the Issuer’s sole discretion, shares of the Issuer’s Common Stock, or a combination of both.”

CUSIP No. 233153105	Page 4 of 5

Item 5(c) is hereby amended and restated in its entirety as follows:

“(c) In connection with the OP Units Transfer, on June 10, 2008 Evan H. Zucker obtained indirect beneficial ownership over 1,471,304 shares of Common Stock that may be acquired upon redemption of OP Units from the Reporting Person, John Blumberg obtained indirect beneficial ownership over 1,471,304 shares of Common Stock that may be acquired upon redemption of OP Units from the Reporting Person and Thomas I. Florence obtained indirect beneficial ownership over 633,887 shares of Common stock that may be acquired upon redemption of OP Units from the Reporting Person, in each case, in partial redemption of, and/or as a distribution in respect of, each of Evan H. Zucker’s, John Blumberg’s and Thomas I. Florence’s respective indirect membership interests in the Reporting Person, with a value of $9.045 per share of Common Stock determined by averaging the high and low trading price for shares of Common Stock on that date.

Except as disclosed herein, there have been no transactions in the Common Stock by the Reporting Person since the filing of Amendment No. 1 on April 18, 2008, or to the best of the knowledge of the Reporting Person, by any of the Instruction C Persons since the filing of Amendment No. 1 on April 18, 2008.”

Item 5(e) is hereby amended and restated in its entirety as follows:

“(e) On June 10, 2008, the Reporting Person ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.”

CUSIP No. 233153105	Page 5 of 5

SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2008

DIVIDEND CAPITAL ADVISORS GROUP LLC By: Ridge Road Investments LLC, its Manager
By:	/s/ Evan H. Zucker
Name: Evan H. Zucker Title: Manager